Exhibit 21.1
Subsidiaries of CastlePoint Holdings, Ltd.

Name	State/Country of Domicile
CastlePoint Bermuda Holdings, Ltd.	Bermuda
CastlePoint Reinsurance Company, Ltd.	Bermuda
CastlePoint Management Corp.	Delaware
CastlePoint Insurance Company	New York
CastlePoint Management Statutory Trust I	Delaware
CastlePoint Management Statutory Trust II	Delaware
CastlePoint Bermuda Holdings Statutory Trust I	Delaware